Baristas Coffee Company, Inc.

VIA EDGAR

November 12, 2014

Susan Block
Attorney-Advisor
US Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:            Baristas Coffee Company, Inc.
Registration Statement on Form 10
Filed July 22, 2014
File No. 000-55254

Dear Ms. Block:

This letter is in response to your comment letter dated August 15, 2014, with regard to the Form 10 filing of Baristas Coffee Company, Inc., a Nevada corporation ("Baristas" or the "Company") filed on July 22, 2014.  Responses to each comment have been keyed to your comment letter.

General

1. We advise you that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not completed our review of your filing. Please confirm your understanding.
•	We confirm our understanding of this requirement.
Business, page 4
History, page 4
2. Disclose in this section that the company's auditors have expressed doubts about the company's ability to continue as a going concern.
•	A disclosure has been added.

411 Washington Ave N, Kent, WA  98032
Symbol: BCCI     www.baristas.tv
phone 800-988-7735       fax 253-856-0874

3. To furnish context for your description of your business, disclose your revenue and net losses for the most recently completed fiscal year and interim period.

•	A disclosure has been added.
4. Briefly expand your discussion of the company's predecessor entities, InfoSpi.com and Pangea Networks, Inc., to further explain how the company evolved from software programs to communications to coffee shops. Include a more detailed presentation of the acquisition of the coffee business for "cash, stock, debt and other consideration" that states the terms of the acquisition and the parties to the transaction, as well as fully describes any debt or equity securities issued in the transactions. Quantify your response as much as possible. See Item 101(h) of Regulation S-K.

•	This disclosure has been updated.

5. Provide information about the terms of the transaction that resulted in the exchange of rights to open Baristas stands in eight eastern states for an interest in a business in Knoxville, Tennessee.

•	The terms have been added. However, as of filing this amendment the deal has been cancelled, no funds, shares or other consideration has transferred in the proposed transaction.

Current Business Operations, page 5
6. Refer to the first two paragraphs in this section. Please revise to state it is your belief that Baristas offers a "high quality" option and offers the "finest" hot and cold beverages.

•	This disclosure has been revised.

7. Describe your plan of operations for the remainder of this fiscal year and the first six months of the next fiscal year. We note your planned expansion and development of a sports bar in Knoxville, Tennessee in a joint venture with BMOC, and the statements that you intend to expand the number of coffee shops. Include a discussion of any anticipated acquisitions of property or equipment, together with any material new hiring of employees, that you expect to take place during the indicated period. See Item 101(h)(3) of Regulation S-K.

•	This disclosure has been updated.

8. We note your disclosure that you are the largest shareholder of Reeltime Rentals, Inc. Please disclose the percentage of Reeltime that the company owns.

•	The disclosure has been updated.

9. We note your disclosure that "Baristas helps to fund and develop additional technologies and companies as it continues its diversification." Please quantify the extent of this support and clarify the source of future funding.

•	Baristas has joint ventures with South Florida Coffee company and is a shareholder in REELTIME RENTALS, INC. (RLTR), owning 21,460,000 shares of RLTR. In addition, BCCI continues to support REELTIME with media efforts involving Baristas Reality TV series and other potential TV shows.

10. Please clarify whether Exhibit 10.1 is the Master Franchise Development Agreement that you refer to on page 5. If it is, please reconcile the name of the document in the disclosure. If the Master Franchise Development Agreement is a separate document, please file the agreement with your amendment, or tell us why you do not believe it is material. See Item 601(b)(10)(i) of Regulation S-K.

•	This disclosure has been corrected to reflect the "Binding Letter of Agreement"

11. In light of the fact that the company's business model differs in meaningful ways from that of many coffee shops, expand your disclosure to clarify the differences and any risks that may be specific to your model. See Item 101(h)(4) of Regulation S-K.

•	This disclosure has been updated.

Competition, page 5

12. If your reference to Duncan Doughnuts is intended to indicate the nationwide chain, Dunkin' Donuts, please correct the spelling. If you are referring to a different entity, please clarify that in your disclosure.

•	This has been corrected to Dunkin' Donuts.

13. Revise your competition disclosure to include a discussion of the principal methods of competition, such as costumes, drive-through capability, or food and coffee quality. Include the positive and negative factors pertaining to your competitive position. See Item 101(h)(4)(iv) of Regulation S-K.

•	This disclosure has been updated.

Risk Factors, page 6

Consolidation in the retail channel or the loss of key retail customers could adversely affect our financial performance, page 8

14. It is not clear to us how this risk factor pertains to your business. Please revise or advise.

•	This risk factor has been removed.

15. Expand this section to include a risk factor detailing the company's history of operating losses and the risk that it will not have adequate capital to continue with its business plans.

•	This section has been expanded to add a risk factor.

16. We note that the company paid $75,000 in back wages pursuant to a Department of Labor order issued in July of 2012. Given this history of litigation, and the current public interest in minimum wage laws, consider a risk factor dealing with potential labor issues, if you believe it could be material.

•	A risk factor has been added.

Because we are a small company, page 12

17. To the extent practicable, please quantify your anticipated costs of being a public company and discuss any risks with you being able to absorb those expenses.

•	A risk factor has been added.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Three Months Ended March 31, 2014 Compared to Three Months Ended March 31, 2013, page 13

18. Please revise to discuss the reasons for the changes in revenue between periods. For example, you disclose that revenue was $318,738 for the three months ended March 31, 2014 compared to $366,673 for the three months ended March 31, 2013, but you do not include disclosure of the reasons for this significant decrease. Please revise accordingly.

•	The disclosure has been updated to discuss the changes in revenue between the 6 month periods ended June 30, 2014 and 2013.

19. We note your disclosure that direct costs for generating sales increased in the three months ended March 31, 2014 due to the timing of purchases and the change in allocation of expenses, from the previous period. We also note that this change in allocation of expense is the reason given for the increase in direct costs for 2013 as compared to 2012. Please explain to us the nature of the allocated costs included in this line item and tell us and revise to disclose the reasons for any changes in allocation between periods.

•	This disclosure has been updated.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

20. We note your disclosure that the increase in general and administrative expenses in 2013 compared to 2012, is due to a Department of Labor judgment in 2013 that did not affect 2012. Please revise to disclose the nature and amount of this judgment. Also, if there are any contingencies relating to this judgment at December 31, 2013 or March 31, 2014, please revise the notes to the financial statements to include the disclosures required by ASC 450-20-50.

•	This disclosure has been updated. The judgment was paid in full and there are no contingencies to disclose.

Liquidity and Capital Resources, page 15

21. Expand your discussion of liquidity to include a description of any known trends or demands, events or uncertainties that are likely to have a material impact on the company's liquidity. Quantify your disclosure as much as possible.

•	This disclosure has been updated.

22. You state that the Pangea acquisition was for cash, debt and stock. To the extent that debt remains outstanding as a result of the acquisition or any other business transaction, provide a description of the remaining indebtedness and the plans to service the debt.

•	This disclosure has been corrected. There was no debt issued for the Pangea acquisition. This has been corrected in the footnote disclosure in the financial statements and as well in this section.

23. We note that the company has experienced significant losses in recent periods, and that you are planning to expand your business. Please revise to include a description of how you plan to achieve this expansion. To the extent you discuss future business plans in your document, the discussion should be balanced with a brief discussion of the time frames for implementing future plans, the material steps involved and any obstacles involved before you can commence the planned operations. This includes a discussion for the need for any additional financing. If that financing is currently not available to you, please also make that clear.

•	This disclosure has been updated.

24. Please disclose when you anticipate the company will run out of funds if it does not receive additional financing.

•	This disclosure has been updated.

Properties, page 17

25. Revise this disclosure to provide all of the information required by Item 102 of Regulation S-K for each of the properties owned by the company, or tell us why you do not believe this information is material. We note in this regard that the company appears to own the buildings at many of its retail locations.

•	This disclosure has been updated. The Company owns no real property.

Security Ownership of Certain Beneficial Owners and Management, page 17

26. Revise the table to include all of the information required by Item 403(a) of Regulation S-K, including the names and addresses of the beneficial owners listed.

•	This disclosure has been updated.

27. Revise this section to present the information in the form of the chart indicated in Item 403(b) of Regulation S-K. Include the title of the class of securities being reported, the nature of the beneficial ownership, and the percentage of class owned in each case.

•	This disclosure has been updated.

28. Please revise to include all shares of common stock that the persons or entities listed have the right to acquire beneficial ownership of within the next 60 days. We note, in particular, the outstanding convertible notes and stock options held by various parties referred to elsewhere in your document. Refer to Item 403 of Regulation S-K.

•	This disclosure has been updated.

29. Please refer to footnote 3 to the table. We do not, however, see a corresponding "3" listed in the Beneficial Ownership table. We also note the disclosure in footnote 3 that there are currently insufficient shares of common stock authorized to allow conversion of all preferred shares. Please expand your disclosure regarding this, including quantifying the amount of insufficient shares. Please also revise to provide risk factor disclosure, if appropriate.

•	This disclosure has been updated and the convertible loans are part of footnote 3. A risk factor has been added.

Directors and Executive Officers, page 18

30. Revise the table to include all of the officers and directors of the company and provide a brief summary of their relevant business experience during the past five years. Refer to item 401 of Regulation S-K.

•	Barry Henthorn and Troy Steciw are the sole officers and directors of the Company. The business experience has been updated.

31. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each of the directors should serve the company in that capacity. See Item 401(e) of Regulation S-K.

•	Disclosure has been added.

Shareholder Loans, page 19

32. Please file these shareholder loan agreements as exhibits or advise.

•	The shareholder loan agreements are numerous and the Company would prefer not to file all of the notes. We would be willing to file one note as an example of the terms, since each note is identical. Please refer to Exhibit 10.2, of the filing.

Recent Sales of Unregistered Securities, page 22

33. Revise this disclosure to include all of the information required by Item 701 of Regulation S-K, including the names of the consultants to whom you issued securities. Please briefly explain the facts making the exemption available for issuance of the shares, for each of the transactions listed. Also for the shares listed on page 21, please indicate the number of shareholders that purchased or received shares in each of common stock issuances listed and the date of the transaction. Similarly revise for the Series A preferred stock issued.

•	This disclosure has been updated.

Description of Registrant's Securities to be Registered, page 21

34. Revise your disclosure to include a discussion of any securities you have issued that are convertible into common stock. Quantify the potential dilution associated with any outstanding convertible securities, including debt securities.

•	This disclosure has been updated.

Unaudited Interim Financial Statements for the Three Months Ended March 31, 2014

35. Please revise the interim financial statements for the three months ended March 31, 2014, as applicable to comply with our comments on the audited financial statements as of December 31, 2013.

•	The financial statements have been updated through the period ended June 30, 2014, and where applicable they comply with comments on the audited financial statements as of December 31, 2013.

Statements of Operations, page F-4

36. We note your presentation of minority interest in the statements of operations as a line item within other (income) loss. Please note that ASC 810-10-45-19 indicates that revenues, expenses, gains, losses, net income or loss, and other comprehensive income shall be reported in the consolidated financial statements at the consolidated amounts, which include the amounts attributable to the owners of the parent and the noncontrolling interest. Noncontrolling interest (previously referred to as minority interest) should be reflected below net income/loss. Also, see guidance in ASC 801-10-55-4J.

•	The minority interest in BCFL is calculated on the net loss of the Florida subsidiary. We will revise all future filing to display the minority interest line properly.

Notes to the Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-6

37. We note from your disclosure in Note 1 that the consolidated financial statements reflect the financial position and operating results of Baristas and includes your 51% investee, Barista Coffee Company of Florida, LLC as of January 1, 2014. Please explain to us, and revise to disclose the details around the formation and purpose of this joint venture. For example, please tell us if you acquired this 51% interest in January 2014 and if so, tell us the nature and amount of any consideration issued in exchange for this ownership interest. Also, we note from several press releases on your website that it appears you opened Baristas locations in Florida during 2013 in connection with this joint venture. Please explain to us why it does not appear that you have accounted for this joint venture in your 2013 financial statements.

•
Due to circumstances, no significant operations occurred before January 1, 2014. Some BCCI staff did work to set up and staff the South Florida stands in late 2013. These costs were capitalized as part of the investment in BCFL by BCCI.

Audited Financial Statements for the Year Ended December 31, 2013

Note 1. Summary of Significant Accounting Policies, page F-21
Description of Business, page F-21

38. We note your disclosure that on December 22, 2009 you acquired greater than a 60% interest in Pangea Networks, Inc. In light of the fact that it does not appear that you have recorded any non-controlling interest through December 31, 2013, please tell us your percentage ownership of Pangea as of December 31, 2013. If it is less than 100% ownership interest, please explain to us why you have not recorded any non-controlling interest in your financial statements in 2013 and 2012.

•	This disclosure has been updated as part of comment #4. All the assets and operations of the acquired company (Pangea) were transferred to what is now Baristas Coffee Company and as such Pangea became inactive and ceased all operations.

Note 4. Marketable Securities, page F-25

39. We note your disclosure that one of your available-for-sale securities is Reeltime Rentals, Inc. We also note your disclosure on page 5 that you are the largest single shareholder of Reeltime Rentals, Inc. Please tell us the percentage ownership interest you have in Reeltime and explain to us your basis for accounting for this investment as an available for sale security, rather than under the equity method of accounting. Also, please explain the facts and circumstances that resulted in the significant unrealized gain on this investment that occurred during the three months ended March 31, 2014. Your response should explain both the nature and source of the market information used to determine the estimated fair market value of this investment at both December 31, 2013 and March 31, 2014 and should explain any changes in facts or circumstances that resulted in the change in the fair value of this investment during the first quarter of 2914. In addition, assuming that your current accounting method for this investment is appropriate, please tell us, and revise the notes to the financial statements to disclose why you believe the unrealized losses in this investment are not other-than-temporary. As part of your response, and revised disclosure, please discuss your impairment analysis related to available for sale securities and how you evaluate whether the loss is other than temporary. In this regard, we note that Reeltime appears to be a development stage enterprise that does not appear to have generated any revenues. Please refer to the guidance in ASC 320-10-35 and 320-10-50 in your response and revised disclosure.

•	As updated in the Form 10/A, per comment #8 response, we own approximately 8.1% of Reeltime Rentals.

We have revised our disclosure on page 5, to remove the reference as being "the largest single shareholder of Reeltime Rentals" and instead are referencing that as of September 30th, 2014, we own approximately 8.9% of Reeltime Rentals, Inc., and that given the stock is quoted on the OTC Markets and has an easily determined market value, the investment is to be classified as an available-for-sale security.
Reeltime Initial Evaluation
For evaluating the initial investment in Reeltime rentals, we determined the fair value of the investment per 32-10-30, whereby:
•	The fair value of restricted stock shall be measured initially based on the quoted price of an otherwise identical unrestricted security of the same issuer, adjusted for the effect of the restriction.

•	The fair value of an equity security is readily determinable if sales prices or bid-and-asked quotations are currently available on a securities exchange registered with the U.S. Securities and Exchange Commission (SEC) or in the over-the-counter market, provided that those prices or quotations for the over-the-counter market are publicly reported by the National Association of Securities Dealers Automated Quotations systems or by OTC Markets Group Inc. Restricted stock meets that definition if the restriction terminates within one year.
On acquisition the fair value of the securities were taken with a 15% discount to market value as quoted on the www.otcmarkets.com (formerly www.pinksheets.com).  The initial valuation for the 21,460,000 shares, was at a market price of $0.11 per share less a discount of 15% to net a value of $2,006,510.

Subsequent Evaluation
For re-evaluations each reporting period the company follows 32-10-35 for Available-for-sale securities, namely:
•	Unrealized holding gains and losses for available-for-sale securities (including those classified as current assets) shall be excluded from earnings and reported in other comprehensive income until realized.
The following table shows how the calculation for unrealized gains or losses have been accounted for in this investment in Reeltime Rentals:

Reeltime Rentals, Inc.	1/15/2007	Interim	Net	12/31/2011	12/31/2012	12/31/2013	3/31/2014	6/30/2014

Shares owned	30,000,000	(8,540,000)	21,460,000	21,460,000	21,460,000	21,460,000	21,460,000	21,460,000

Market price per share	0.11	0.11	0.11	0.0028	0.0011	0.0023	0.013	0.0085

Market Value	3,300,000	(939,400)	2,360,600	60,088	23,606	49,358	278,980	182,410

Discount for Marketability	85%	85%	85%	85%	85%	85%	85%	85%

Fair Value (FV) - (Discounted)	2,805,000	(798,490)	2,006,510	51,075	20,065	41,954	237,133	155,048

			AJE's
			FV Adj. – OCI (loss)	(1,955,435)	(31,010)	21,889	195,179	(82,085)

			AOCI (Loss)	(1,955,435)	(1,986,445)	(1,964,556)	(1,769,377)	(1,851,462)

Impairment
No changes to the footnote disclosures in the financial statements have been made for impairment.  The fair value of the investment is fully disclosed and adjusted each reporting period on the balance sheet.  Any changes to fair value are recorded as other comprehensive income (loss) and do not affect net income. Realized gains or losses will be realized at the time actual shares are sold in a market transaction.  As long as the investment in Reeltime continues to have an active market quote on an over-the-counter quotation service, it will continue to be treated as an available-for-sale security.

Note 6 . Intangible Assets and Goodwill, page F-26

40. We note from your disclosure in Note 6 that as of December 31, 2013 and 2012 you had $2,770,651 in goodwill. We also note your disclosure that as of December 31, 2013 and 2012 that you determined no impairment of goodwill existed. Please explain to us and revise the notes to the financial statements to disclose the method and specific assumptions used in your impairment analysis as of December 31, 2013. Your response and revised disclosure should also address why you do not believe goodwill has been impaired in light of the recurring operating and net losses of the company and your potential inability to continue operating your business as a going concern. Also, if an updated goodwill analysis has been performed subsequent to December 31, 2013 due to the above factors, please provide us details regarding the results of this analysis. If an updated goodwill impairment analysis has not been performed subsequent to December 31, 2014, please explain why.

•
Goodwill mainly was the result of the acquisition of the coffee stands, brand and procedures of Pangea. The stands are still operating, the brand recognition is increasing and the procedures while being tweaked are operating.  As of December 31, 2013 and 2012, the company had an approximate market cap of $7,400,000 and $10,000,000, respectively.  The Company feels that market price supports this value and that no impairment deserved to be taken at this time.

Note 13. Subsequent Events, page F-30

41. We note your disclosure that in May 2014 you entered into an agreement where you offered rights to start Baristas stands in eight states in exchange for a 51% interest in a restaurant in Tennessee. Please provide us more details regarding the nature and significant terms of this transaction and tell us how you have accounted for it in your financial statements.

•	This agreement, as of this filing is not being completed. There has been no items to account for regarding this proposed agreement.

Other

42. Please update the financial statements and related disclosures provided in the filing as required by Rule 8-08 of Regulation S-X.

•	Financial statements and related disclosures have been updated through the interim period ended June 30, 2014.

 The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, in declaring the registration effective it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any further comments or questions.  The Company will file this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically to barry@baristas.tv.

Thank you in advance for your courtesies.

Sincerely,
Baristas Coffee Company, Inc.

/s/ Barry Henthorn
_____________________
Barry Henthorn, President